NEWS RELEASE

CIBC ANNOUNCES COMPLETION OF OFFERING OF GLOBAL PAYMENTS STOCK

Toronto, May 17, 2004 — CIBC announced today it has completed the sale of a total of 2,327,755 shares of Global Payments Inc. common stock through an underwritten offering at a price of US$44.25 per share, before underwriters’ commissions and expenses.

On May 5, 2004, CIBC announced that Global Payments Inc. was undertaking a registered public offering with respect to the 8.3 million shares of Global Payments Inc. common stock owned by CIBC.

Citigroup Global Markets and CIBC World Markets were the joint book-running managers for the offering. Credit Suisse First Boston, Morgan Stanley, UBS Investment Bank, SunTrust Robinson Humphrey and Thomas Weisel Partners were the co-managers.

The transaction consisted of an underwritten offering of 1,327,755 shares sold directly by an affiliate of CIBC to the underwriters, along with an option to purchase up to an additional 1,000,000 shares from such affiliate to cover overallotments. In addition, CIBC announced that it has entered into a derivative transaction with an affiliate of Citigroup Global Markets involving 6,000,000 shares of Global Payments Inc. common stock. The derivative transaction, involving a series of 5 equal sized collars of 1.2 million shares each, maturing between March 2006 and April 2007, will provide CIBC with the opportunity to participate in a portion of any price increase in the Global Payments Inc. common stock over that period while simultaneously protecting CIBC against any significant price decrease. The gains on the derivative transaction will be based on the market price of the Global Payments Inc. shares at those maturity dates and will be subject to the upper and lower limits of the collars. To hedge its exposure under the derivative transaction, the Citigroup Global Markets affiliate borrowed and sold 5,600,000 shares of Global Payments Inc. common stock in the underwritten public offering completed today.

CIBC acquired its stake in Global Payments Inc. in 2001 as consideration for the sale of CIBC’s merchant acquiring business.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the shares in any state or other jurisdiction in which such offer, solicitation or sale is not permitted. This news release may contain forward-looking statements pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC, as well as risks and uncertainties relating to Global Payments’ business, such as product demand, market and customer acceptance, the effect of economic conditions, competition, pricing, development difficulties, foreign currency risks, costs of capital, continued certification by credit card associations, the ability to consummate and integrate acquisitions, and other risks detailed in Global Payments’ SEC filings, including, but not limited to, the Registration Statement on Form S-3 relating to the proposed secondary offering and their most recent report on Form 10-Q. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC undertakes no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.

Contact: Rob McLeod, CIBC, (416) 980-3714